Law Offices of Gary A. Agron
5445 DTC Parkway, Suite 520
Englewood, CO 80111

May 10, 2006

Mr. Michael E. Karney
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

RE:
Xedar Corporation (the "Company")
Registration Statement on Form 10-SB
Filed April 17, 2006
File No. 0-08356

Dear Mr. Karney:

        In response to your letter dated April 24, 2006, we are filing Amendment No. 1 to Registration Statement on Form 10-SB herewith. Set forth below are our responses to the comments contained in your letter.

        1.     We direct your attention to the letter of January 21, 2000 to Mr. Ken Worm, Assistant Director of the OTC Compliance Unit at NASD. This letter indicates our view that the securities issued by a blank check company cannot be resold under Rule 144 or Section 4(1) of the Act, but shares held by individuals in the capacity of management, affiliates, control persons and promoters must be registered with the Commission before resale under the Securities Act of 1933. Therefore, the shares of Common Stock sold to Hans Bucher, Gary Agron and Earnest Mathis referenced in this paragraph must be registered before being resold. Please review this disclosure to provide specific reference to this letter and its contents as it relates to previously issued blank check securities.

        We have revised our disclosure under Item 1 of Part II of the registration statement to provide specific reference to the Commission's view that the securities issued to Messrs. Bucher, Agron and Mathis are not eligible for sale under the provisions of Rule 144 and therefore may not be re-sold into the public market until registered with the Commission under the Securities Act of 1933, as amended.

        2.     Under appropriate caption, please include a discussion of prior blank check experience involving officers and directors of the Company. Describe in column format the name of each company. Include the date of registration and file numbers with the Commission, and the current status of the company's filings. Also, state whether any acquisitions, business combinations, or mergers are pending, have occurred and the current operating status of each.

        We have included the requested chart under Item 5 of Part II of the registration statement.

        3.     Please furnish the correct spelling of Mr. Mathis' first name throughout the registration statement (e.g. Ernest or Earnest).

        The correct spelling of Mr. Mathis' first name is Earnest and we have corrected this throughout the registration statement.

        If you have any further questions or comments, please do not hesitate to contact me. Thank you.

Sincerely,

/s/ Gary A. Agron

Gary A. Agron

cc:
Goldie B. Walker
Earnest Mathis, Jr.